Exhibit 1

November 24, 2020

theMaven, Inc.

225 Liberty Street, 27th Floor

New York, NY 10281

Attention: Board of Directors

Ladies and Gentlemen,

As has been discussed with a number of you, the company and many of its stockholders, including the undersigned, believe that it is time for the company to pursue a new direction.

While we appreciate the time and dedication of the Board of Directors over the years, we believe that new direction needs to start from the top, with a new Board that better reflects the company’s current strategy and stockholder base.

Accordingly, the undersigned stockholders respectfully request that each of John Fichthorn, Rinku Sen, Peter Mills, David Bailey and Josh Jacobs tender their resignations from the Board effective immediately. We believe that it is in the best interests of the company and all of its constituencies, including the stockholders, that this transition be handled amicably. Having said that, we believe that like-minded stockholders representing a majority of the voting power of the outstanding shares of the company are prepared to remove the named directors if necessary and as permitted under Delaware law and the company’s organizational documents. We are prepared to begin the process of a consent solicitation as soon as Wednesday, November 25, 2020, if needed, but are hopeful it is not.

Again, our hope and desire is to have a mutual and friendly parting of the ways. We look forward to a prompt response.

Sincerely,

/s/ Bryant R. Riley
Bryant Riley
Chairman and CEO B. Riley Financial Inc.

/s/ Kevin M. Rendino
Kevin Rendino
Chairman and CEO of 180 Degree Capital